Registration Statement No. 333-214273
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated September 4, 2019
(To Prospectus dated May 22, 2017)

Pricing Term Sheet

Fixed-Rate Notes due 2024 and 2029

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated September 4, 2019 relating to the Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated May 22, 2017, which forms part of Registration Statement No. 333-214273.

Issuer:	The Coca-Cola Company

Security:	1.750% Notes due 2024 2.125% Notes due 2029

Offering Format:	SEC Registered

Principal Amount:	$1,000,000,000 of 2024 Notes $1,000,000,000 of 2029 Notes

Maturity Date:	September 6, 2024 for 2024 Notes September 6, 2029 for 2029 Notes

Coupon:	1.750% per year for 2024 Notes 2.125% per year for 2029 Notes

Price to Public:	99.819% of principal amount for 2024 Notes 99.964% of principal amount for 2029 Notes

Yield to Maturity:	1.788% for 2024 Notes 2.129% for 2029 Notes

Spread to Benchmark Treasury:	+47 bps for 2024 Notes +67 bps for 2029 Notes

Benchmark Treasury:	UST 1.250% due August 31, 2024 for 2024 Notes UST 1.625% due August 15, 2029 for 2029 Notes

Benchmark Treasury Yield:	1.318% for 2024 Notes 1.459% for 2029 Notes

Benchmark Treasury Price:	99–21+ for 2024 Notes 101–17 for 2029 Notes

Interest Payment Dates:	Semiannually on March 6 and September 6, commencing on March 6, 2020 for the 2024 Notes Semiannually on March 6 and September 6, commencing on March 6, 2020 for the 2029 Notes

Make-Whole Call:	+10 bps for 2024 Notes +15 bps for 2029 Notes

Day Count Convention:	30 / 360

Trade Date:	September 4, 2019

Settlement Date:	September 6, 2019 (T+2)

CUSIP / ISIN:	191216 CL2 / US191216CL26 for 2024 Notes 191216 CM0 / US191216CM09 for 2029 Notes

Denominations:	$2,000 x $1,000

Expected Ratings*:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services A by Fitch Ratings

Underwriters:	Bookrunners: Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC BNP Paribas Securities Corp. Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.
ANZ Securities, Inc.
CastleOak Securities, L.P.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, BNP Paribas Securities Corp. toll free at 1-800-854-5674, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.